Exhibit 99.1

JinkoSolar Announces First Quarter 2017 Financial Results

SHANGHAI, China, June 5, 2017 — JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), a global leader in the solar PV industry, today announced its unaudited financial results for the first quarter ended March 31, 2017.

First Quarter 2017 Highlights

•	Total solar module shipments were 2,068 megawatts ("MW"), an increase of 19.3% from 1,733 MW in the fourth quarter of 2016 and an increase of 29.3% from 1,600 MW in the first quarter of 2016.

•	Total revenues were RMB5.78 billion (US$839.3 million), an increase of 12.8% from the fourth quarter of 2016 and an increase of 9.4% from the first quarter of 2016.

•	Gross margin was 11.2%, compared with 14.3% in the fourth quarter of 2016 and 20.5% in the first quarter of 2016.

•	Income from operations was RMB56.8 million (US$8.3 million), compared with RMB77.9 million in the fourth quarter of 2016 and RMB529.1 million in the first quarter of 2016.

•	Net income attributable to the Company’s ordinary shareholders from continuing operations was RMB60.6 million (US$8.8 million) in the first quarter of 2017, compared with RMB145.8 million in the fourth quarter of 2016 and RMB382.7 million in the first quarter of 2016.

•	Diluted earnings per American depositary share ("ADS") from continuing operations were RMB1.88 (US$0.28).

•	Non-GAAP net income attributable to the Company's ordinary shareholders from continuing operations in the first quarter of 2017 was RMB80.0 million (US$11.6 million), compared with RMB228.6 million in the fourth quarter of 2016 and RMB437.8 million in the first quarter of 2016.

•	Non-GAAP basic and diluted earnings per ADS from continuing operations were RMB2.52 (US$0.36) and RMB2.48 (US$0.36) respectively in the first quarter of 2017.

Mr. Kangping Chen, JinkoSolar's Chief Executive Officer commented, “Module shipments during the quarter hit a record high of 2,068MW, a 19.3% increase sequentially while generating US$839.3 million in revenue. We continued to capitalize on the growing recognition of JinkoSolar’s brand and high quality products and services to increase our market share and capture new opportunities during the quarter.”

“Our gross margin contracted to 11.2% from 14.3% last quarter as a result of a slight decline in the average selling prices (“ASP”) of solar modules, increased silicon prices and material costs caused by a shortage of supply in the first quarter. We believe our margins have room to improve in the second quarter and throughout the second half of the year as our mono wafer and PERC cell capacity increases and polysilicon prices stabilize.”

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“Demand in China remains strong with growth momentum expected to continue into the next quarter. While the June 30 Feed-in-Tariff has created some uncertainties in China’s utility-scale market, we haven’t seen demand weaken. Our deep involvement in the Top Runner and PV Poverty Alleviation projects as well as distributed generation projects will provide strong support for demand during the second half of the year.”

“We strongly oppose the petition under Section 201 in the US, but believe growth momentum there will continue. ASPs of solar modules in the US have risen slightly in recently months due to strong demand. Demand from India and other emerging markets where we are devoting more resources to expand our leading market share also continue to grow rapidly. With such strong demand from across the globe, we expect module shipments to increase by approximately 25% sequentially in the second quarter of 2017.”

“We continue to ramp up our mono wafer and PERC cell capacity, which will reduce the overall cost of our mono products and help increase our margins. Our mono PERC products are in short supply and have been fully booked out for the rest of the year, demonstrating the strong demand for our high quality products. In the meanwhile, our team is working hard to optimize the cost structure of both our mono and multi products.”

“While we are facing some short-term industry headwinds, the continued development of the global solar industry is irreversible. We are confident in the long-term prospects of the solar industry and our sustainable growth strategy.”

First Quarter 2017 Financial Results

Total Revenues

Total revenues in the first quarter of 2017 were RMB5.78 billion (US$839.3 million), an increase of 12.8% from RMB5.12 billion in the fourth quarter of 2016 and an increase of 9.4% from RMB5.28 billion in the first quarter of 2016. The sequential and year-over-year increases were mainly attributable to an increase in solar module shipments in the first quarter of 2017.

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Gross Profit and Gross Margin

Gross profit in the first quarter of 2017 was RMB649.0 million (US$94.3 million), compared with RMB730.0 million in the fourth quarter of 2016 and RMB1.08 billion in the first quarter of 2016. The sequential and year-over-year decreases were mainly attributable to a decline in the ASP of solar modules in the first quarter of 2017.

Gross margin was 11.2% in the first quarter of 2017, compared with 14.3% in the fourth quarter of 2016 and 20.5% in the first quarter of 2016.

Income from Operations and Operating Margin

Income from operations in the first quarter of 2017 was RMB56.8 million (US$8.2 million), compared with RMB77.9 million in the fourth quarter of 2016 and RMB529.1 million in the first quarter of 2016. Operating margin in the first quarter of 2017 was 1.0%, compared with 1.5% in the fourth quarter of 2016 and 10.0% in the first quarter of 2016.

Total operating expenses in the first quarter of 2017 were RMB592.2 million (US$86.0 million), a decrease of 9.2% from RMB652.1 million in the fourth quarter of 2016 and an increase of 6.6% from RMB555.7 million in the first quarter of 2016. The sequential decrease was primarily due to the reversal of an allowance for doubtful accounts because of subsequent collection. The year-over-year increase was mainly due to increased shipping costs which were in line with the increase in solar module shipments.

Total operating expenses accounted for 10.3% of total revenues in the first quarter of 2017, compared to 12.7% in the fourth quarter of 2016 and 10.5% in the first quarter of 2016.

Interest Expense, Net

Net interest expense in the first quarter of 2017 was RMB57.1 million (US$8.3 million), a decrease of 23.4% from RMB74.5 million in the fourth quarter of 2016 and a decrease of 25.7% from RMB76.9 million in the first quarter of 2016.The sequential decrease was due to the repurchase of US$61.1 million in convertible senior notes. The year-over-year decrease was due to the repurchase of US$184.0 million in convertible senior notes and the repayment of US$17.4 million in bond payables.

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Exchange Gain / (Loss), Net

The Company recorded a net exchange loss of RMB5.2 million (US$0.8 million) in the first quarter of 2017, compared to a net exchange gain of RMB17.7 million in the fourth quarter of 2016 and a net exchange gain of RMB29.5 million in the first quarter of 2016.

Income Tax Expense / (Benefit), Net

The Company recorded an income tax expense of RMB1.5 million (US$0.2 million) in the first quarter of 2017, compared with an income tax benefit of RMB49.2 million in the fourth quarter of 2016 and an income tax expense of RMB100.3 million in the first quarter of 2016. The sequential change was mainly due to the successful renewal of a National High and New Technology Enterprise license which grants one of the Company’s subsidiaries a preferential tax rate. The year-over-year change was due to one of the Company’s overseas subsidiaries receiving a tax exemption for a five-year period starting from August 2015.

The Company adopted ASU 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes" in 2017, which is effective for annual and interim periods beginning after December 15, 2016, and prospectively classified deferred tax liabilities and assets as noncurrent in the financial statements during the quarter ended March 31, 2017.

Net Income and Earnings per Share

Net income attributable to the Company’s ordinary shareholders from continuing operations in the first quarter of 2017 was RMB60.6 million (US$8.8 million), compared with RMB145.8 million in the fourth quarter of 2016 and RMB382.7million in the first quarter of 2016.

Basic and diluted earnings per ordinary share from continuing operations were RMB0.48 (US$0.07) and RMB0.47 (US$0.07), respectively, during the first quarter of 2017. This translates into basic and diluted earnings per ADS from continuing operations of RMB1.92 (US$0.28) and RMB1.88 (US$0.28), respectively.

Non-GAAP net income in the first quarter of 2017 was RMB80.0 million (US$11.6 million), compared with RMB228.6 million in the fourth quarter of 2016 and RMB437.8 million in the first quarter of 2016.

Non-GAAP basic and diluted earnings per ordinary share from continuing operations were RMB0.63 (US$0.09) and RMB0.62 (US$0.09), respectively, during the first quarter of 2017. This translates into non-GAAP basic and diluted earnings per ADS from continuing operations of RMB2.52 (US$0.36) and RMB2.48 (US$0.36), respectively.

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Financial Position

As of March 31, 2017, the Company had RMB1.71 billion (US$249.0 million) in cash and cash equivalents and restricted cash, compared with RMB2.82 billion as of December 31, 2016.

As of March 31, 2017, the Company’s accounts receivables due from third parties were RMB5.93 billion (US$860.9 million), compared with RMB4.75 billion as of December 31, 2016.

As of March 31, 2017, the Company’s inventories were RMB5.37 billion (US$780.2 million), compared with RMB4.47 billion as of December 31, 2016. The strategic increase in inventories was primarily due to strong anticipated demand during the second quarter of 2017.

As of March 31, 2017, the Company's total interest-bearing debts were RMB6.10 billion (US$886.0 million), compared with RMB6.44 billion as of December 31, 2016.

First Quarter 2017 Operational Highlights

Solar Module Shipments

Total solar module shipments in the first quarter of 2017 amounted to 2,068 MW.

Solar Products Production Capacity

As of March 31, 2017, the Company's in-house annual silicon wafer, solar cell and solar module production capacity was 5.0 GW, 4.0 GW and 6.5 GW, respectively.

Recent Business Developments

●	In May 2017, JinkoSolar was the only Chinese company invited to participate in The Business 20 (B20) Summit held in Berlin, Germany.

●	In April 2017, JinkoSolar supplied 42 MW of solar modules to Asunim for use in two PV power plants in Izmir Province, southwest Turkey.

●	In March 2017, JinkoSolar, in partnership with GRID Alternatives, donated over 620 kW of high-efficiency solar modules to support GRID Alternatives’ work brining solar power and job training to underserved communities.

●	In March 2017, JinkoSolar partnered with CleanFund Commercial PACE Capital to offer long-term project financing to US commercial project customers through the SolarPACETM program.

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●	In March 2017, JinkoSolar and Marubeni Corporation entered into a Power Purchase Agreement with the Abu Dhabi Water and Electricity Company for the Solar PV Independent Power Project located at Sweihan, Emirate of Abu Dhabi, United Arab Emirates.

●	In February 2017, JinkoSolar completed the repurchase of certain 4.00% Convertible Senior Notes due in 2019 at the option of holders of the Notes.

●	In February 2017, JinkoSolar supplied 106.4 MWdc of PV modules to sPower for the Solverde 1 solar project in California.

Operations and Business Outlook

Second Quarter and Full Year 2017 Guidance

For the second quarter of 2017, the Company estimates total solar module shipments to be in the range of 2.5 GW to 2.6 GW.

For the full year 2017, the Company estimates total solar module shipments to be in the range of 8.5 GW and 9.0 GW.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Monday, June 5, 2017 at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-5808-3202
U.S. Toll Free:	+1-855-298-3404
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, June 12, 2017. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
U.S. Toll Free:	+1-866-846-0868
Passcode:	5716028

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Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 5.0 GW for silicon ingots and wafers, 4.0 GW for solar cells, and 6.5 GW for solar modules, as of March 31, 2017.

JinkoSolar has over 15,000 employees across its 8 productions facilities in China(5), Malaysia, Portugal and South Africa, 15 oversea subsidiaries in Japan (2), Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia and South Africa, and 18 global sales offices in China (2) ,United Kingdom, Bulgaria, Greece, Romania, United Arab Emirates, Jordan, Saudi Arabia, Kuwait, Egypt, Morocco, Ghana, Kenya, Costa Rica, Colombia, Brazil and Mexico.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income , non-GAAP earnings per Share, non-GAAP earnings per ADS, and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation, convertible senior notes and capped call options:

•	Non-GAAP net income is adjusted to exclude the expenses relating to changes in fair value of convertible senior notes and capped call options, change in fair value of derivative liability, interest expenses of convertible senior notes, exchange gain on the convertible senior notes and capped call options, stock-based compensation, allocation of net income to redeemable non-controlling interests, and accretion to redemption value of redeemable non-controlling interests; given these Non-GAAP net income adjustments above are either related to the Company or its subsidiaries incorporated in Cayman Islands, which are not subject to tax exposures, or related to those subsidiaries with tax loss positions which result in no tax impacts, therefore no tax adjustment is needed in conjunction with these Non-GAAP net income adjustments; and

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•	Non-GAAP earnings per Share and non-GAAP earnings per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options, stock-based compensation, and accretion to redemption value of redeemable non-controlling interests.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar's current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2017, which was RMB6.8832 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

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Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Sebastian Liu
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5183-3056
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86-10-5900-2940
Email: carnell@christensenir.com

In the U.S.:
Ms. Linda Bergkamp
Christensen
Tel: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

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JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended
	March 31, 2016	December 31, 2016	March 31, 2017
Continuing operations	RMB	RMB	RMB	USD
Revenues from third parties	5,214,532	5,085,938	5,753,080	835,815

Revenues from related parties	66,611	35,565	23,724	3,446

Total revenues	5,281,143	5,121,503	5,776,804	839,261

Cost of revenues	(4,196,265)	(4,391,518)	(5,127,779)	(744,970)

Gross profit	1,084,878	729,985	649,025	94,291

Operating expenses:
Selling and marketing	(338,369)	(350,662)	(413,812)	(60,119)
General and administrative	(178,983)	(221,810)	(115,950)	(16,845)
Research and development	(38,395)	(57,231)	(62,486)	(9,078)
Impairment of long-lived assets	-	(22,377)	-	-
Total operating expenses	(555,747)	(652,080)	(592,248)	(86,043)

Income from operations	529,131	77,905	56,777	8,248
Interest expenses, net	(76,891)	(74,538)	(57,121)	(8,299)
Change in fair value of derivative liability	(1,109)	(10,364)	376	55
Subsidy income	35,193	81,222	55,192	8,018
Exchange gain/(loss)	47,592	17,674	(6,339)	(921)
Change in fair value of forward contracts	(18,088)	19	1,105	161
Change in fair value of convertible senior notes and capped call options	(30,771)	(14,712)	-	-
Other income/(expense), net	(1,485)	9,437	11,943	1,735
Investment income	(482)	4,812	-	-
Gain on disposal of subsidiaries	-	5,018	-	-
Income from continuing operations before income taxes	483,090	96,473	61,933	8,997
Income tax (expense)/benefit	(100,305)	49,200	(1,528)	(222)
Income from continuing operations, net of tax	382,785	145,673	60,405	8,775
Discontinued operations
Gain on disposal of discontinued operations	-	1,007,884	-	-
Loss from discontinued operations before income taxes	(21,408)	(97,396)	-	-
Income tax expense, net	(137)	(53,020)	-	-
(Loss)/income from discontinued operations, net of tax	(21,545)	857,468	-	-

Net income	361,240	1,003,141	60,405	8,775
Less: Net income/(loss) attributable to non-controlling interests from continuing operations	89	(123)	(169)	(25)
Less: Net income attributable to non-controlling interests from discontinued operations	1,595	761	-	-
Less: Allocation of net income to participating preferred shares issued by discontinued operations	-	(13,895)	-	-
Less: Accretion to redemption value of redeemable non-controlling interests of discontinued operations	46,226	16,776	-	-
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	313,330	999,622	60,574	8,800

Earnings/(loss) per share for ordinary shareholders, basic
Continuing operations	3.05	1.15	0.48	0.07
Discontinued operations	(0.55)	6.75	-	-
Total earnings/(loss) per share for ordinary shareholders, basic	2.50	7.90	0.48	0.07

Earnings/(loss) per share for ordinary shareholders, diluted
Continuing operations	2.80	1.14	0.47	0.07
Discontinued operations	(0.47)	6.68	-	-
Total earnings/(loss) per share for ordinary shareholders, diluted	2.33	7.82	0.47	0.07

Earnings/(loss) per ADS for ordinary shareholders, basic
Continuing operations	12.20	4.60	1.92	0.28
Discontinued operations	(2.20)	27.00	-	-
Total earnings/(loss) per ADS for ordinary shareholders, basic	10.00	31.60	1.92	0.28

Earnings/(loss) per ADS for ordinary shareholders, diluted
Continuing operations	11.20	4.56	1.88	0.28
Discontinued operations	(1.88)	26.72	-	-
Total earnings/(loss) per ADS for ordinary shareholders, diluted	9.32	31.28	1.88	0.28

Weighted average ordinary shares outstanding:
Basic	125,477,086	126,412,714	126,820,607	126,820,607
Diluted	147,904,878	127,872,331	128,179,515	128,179,515

Weighted average ADS outstanding:
Basic	31,369,272	31,603,178	31,705,152	31,705,152
Diluted	36,976,220	31,968,083	32,044,879	32,044,879

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	361,240	1,003,141	60,405	8,775
Other comprehensive income:
-Unrealized loss on available-for-sale securities		-	-	-
-Foreign currency translation adjustments	(1,579)	108,078	(17,563)	(2,552)
Comprehensive income	359,661	1,111,219	42,842	6,223
Less: Comprehensive income attributable to non-controlling interests	1,684	638	(169)	(25)
Less: Allocation of net income to participating preferred shares issued by discontinued operations	-	(13,895)	-	-
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	357,977	1,124,476	43,011	6,248

Reconciliation of GAAP and non-Gaap Results(Excluding discontinued operations)

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to ordinary shareholders from continuing operations	382,695	145,796	60,574	8,800

Change in fair value of derivative liability	1,109	10,364	(376)	(55)

Change in fair value of convertible senior notes and capped call options	30,771	14,712	-	-

4% of interest expense of convertible senior notes	13,529	5,180	1,555	226

Exchange (gain)/loss on convertible senior notes and capped call options	(3,005)	18,536	844	123

Stock-based compensation expense	12,669	33,987	17,402	2,528

Non-GAAP net income attributable to ordinary shareholders from continuing operations	437,768	228,575	79,999	11,622

Non-GAAP earnings per share attributable to ordinary shareholders from continuing operations -
Basic	3.49	1.81	0.63	0.09
Diluted	2.96	1.79	0.62	0.09

Non-GAAP earnings per ADS attributable to ordinary shareholders from continuing operations -
Basic	13.96	7.24	2.52	0.36
Diluted	11.84	7.16	2.48	0.36

Non-GAAP weighted average ordinary shares outstanding
Basic	125,477,086	126,412,714	126,820,607	126,820,607
Diluted	147,904,878	127,872,331	128,179,515	128,179,515

Non-GAAP weighted average ADS outstanding
Basic	31,369,272	31,603,178	31,705,152	31,705,152
Diluted	36,976,220	31,968,083	32,044,879	32,044,879

Results presented herein exclude Jinko Power-related discontinued operations, unless specified otherwise

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JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2016	March 31, 2017
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	2,501,417	1,468,630	213,364
Restricted cash	318,785	245,141	35,614
Restricted short-term investments	3,333,450	3,362,971	488,577
Short-term investments	71,301	174,557	25,360
Accounts receivable, net - related parties	1,414,084	906,636	131,717
Accounts receivable, net - third parties	4,753,715	5,925,716	860,896
Notes receivable, net - related parties	610,200	610,000	88,622
Notes receivable, net - third parties	915,315	430,258	62,508
Advances to suppliers, net - related parties	662	-	-
Advances to suppliers, net - third parties	325,766	312,962	45,468
Inventories, net	4,473,515	5,370,024	780,164
Forward contract receivables	641	1,029	149
Deferred tax assets - current	130,676	-	-
Other receivables - related parties	79,125	77,426	11,249
Prepayments and other current assets	766,645	1,133,643	164,697
Total current assets	19,695,297	20,018,993	2,908,385

Non-current assets:
Restricted cash	197,214	161,860	23,515
Project Assets	55,063	89,484	13,000
Long-term investments	7,200	9,080	1,319
Property, plant and equipment, net	4,738,681	5,278,158	766,817
Land use rights, net	450,941	449,434	65,294
Intangible assets, net	20,297	20,853	3,030
Deferred tax assets - non current	134,791	265,467	38,567
Other assets - related parties	173,376	175,255	25,461
Other assets - third parties	617,780	534,468	77,650
Total non-current assets	6,395,343	6,984,059	1,014,653

Total assets	26,090,640	27,003,052	3,923,038

LIABILITIES
Current liabilities:
Accounts payable - third parties	4,290,071	5,737,776	833,591
Notes payable - third parties	4,796,766	4,608,253	669,493
Accrued payroll and welfare expenses	582,276	541,267	78,636
Advances from related parties	60,541	62,900	9,138
Advances from third parties	1,376,920	1,388,464	201,718
Income tax payable	168,112	131,247	19,068
Other payables and accruals	1,019,419	993,597	144,352
Other payables due to related parties	76,034	77,349	11,237
Convertible senior notes - current	423,740	-	-
Deferred tax liabilities - current	17,074	-	-
Derivative liability - current	10,364	9,988	1,451
Short-term borrowings from third parties, including current portion of long-term bank borrowings	5,488,629	5,617,682	816,144
Guarantee liabilities to related parties	52,711	47,376	6,882
Total current liabilities	18,362,657	19,215,899	2,791,710

Non-current liabilities:
Long-term borrowings	488,520	445,734	64,757
Long-term payables	44,014	35,022	5,089
Accrued warranty costs - non current	511,209	531,498	77,217
Convertible senior notes	-	69	10
Deferred tax liability - non current	50,651	67,725	9,839
Guarantee liabilities to related parties - non current	173,376	169,867	24,678
Total non-current liabilities	1,267,770	1,249,915	181,590

Total liabilities	19,630,427	20,465,814	2,973,300

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 126,733,266 and 127,988,106 shares issued and outstanding as of December 31, 2016 and March 31, 2017, respectively)	18	18	3
Additional paid-in capital	3,145,262	3,179,445	461,914
Statutory reserves	466,253	466,253	67,738
Accumulated other comprehensive income	104,784	87,221	12,671
Treasury stock, at cost; 1,723,200 shares of ordinary shares as of December 31, 2016 and March 31, 2017, respectively	(13,876)	(13,876)	(2,016)
Accumulated retained earnings	2,758,268	2,818,842	409,525

Total JinkoSolar Holding Co., Ltd. shareholders' equity	6,460,709	6,537,903	949,835

Non-controlling interests	(496)	(665)	(97)

Total liabilities and shareholders' equity	26,090,640	27,003,052	3,923,038

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